FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: April 27, 2007

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	(Addition) Consolidated Financial Results for the Year Ended March 31, 2007

To All Persons Concerned

April 27, 2007

Name of Company Listed:	Kyocera Corporation
Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

(Addition) Consolidated Financial Results for the Year Ended March 31, 2007

This is to advise you additional information to the consolidated financial results announced on April 26, 2007.

Earnings per share

1. Stockholders’ equity per share, basic and diluted earnings per share are as follows:

	Japanese yen
	Years ended March 31,
	2006	2007
Stockholders’ equity per share	6,865.75	8,028.45
Basic earnings per share	371.68	566.03
Diluted earnings per share	371.43	564.79

2. A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Yen in millions, except per share amounts
	Years ended March 31,
	2006	2007
Income from continuing operations	66,088	101,329
Income from discontinued operations	3,608	5,175
Net income	69,696	106,504

Basic earnings per share
Income from continuing operations	352.44	538.52
Income from discontinued operations	19.24	27.51
Net income	371.68	566.03

Diluted earnings per share
Income from continuing operations	352.21	537.35
Income from discontinued operations	19.22	27.44
Net income	371.43	594.79

Basic weighted average number of shares outstanding (shares in thousands)	187,514	188,160

Dilutive effect of stock options	126	413

Diluted weighted average number of shares outstanding	187,640	188,573